FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2002


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                   Cedar House
                                 41 Cedar Avenue
                                  Hamilton HMEX
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F  X    Form 40-F
                                      -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes      No  X
                                   ------  -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto is a copy of the quarterly report of Nordic American Tanker Shipping Limited (the "Company") for the period ended September 30, 2002.

ADDITIONAL INFORMATION

     BP Amoco Plc files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

                                   [NATS LOGO]



                    NORDIC AMERICAN TANKER SHIPPING LTD (NAT)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    OF FINANCIAL CONDITION AND RESULTS AS OF

                               September 30, 2002

Overview
--------

     In September 1995, the Company offered and sold to the public 11,731,613 Warrants at the initial public offering price of $5.00 per Warrant. The exercise price of a Warrant was $10.21. Prior to the Exercise Date (September 30, 1997), the Company did not have any operations other than certain limited operations related to the acquisition of the Vessels, of which all three were delivered in the last half of 1997. The Company now owns three modern double hull 150,000 dwt suezmax tankers. The Vessels were built at Samsung Heavy Industries.

     On September 30, 1997 all of the outstanding Warrants of the Company were exercised at an exercise price of $10.21 per Warrant. The Company received a total of $119,779,768.73 by issuing a total of 11,731,613 new Common Shares. On November 30, 1998, the Company's shareholders approved a proposal to allow the Company to borrow money for the purpose of repurchasing its Shares. On December 28, 1998, the Company purchased 2,107,244 Shares through a "Dutch Auction" self-tender offer at a price of $12.50 per Share. In addition, the Company paid $715,000 in transaction costs. After the repurchase, a total of 9,706,606 Shares are in issue, down from 11,813,850 Shares. The Company funded the repurchase with the proceeds of a long-term loan from a syndicate of international lenders in the total amount of $30,000,000.

     BP Shipping Ltd (the "Charterer") has agreed to charter each Vessel for a period of seven years from September 30, 1997. Each Charter is subject to extension at the option of the Charterer for up to seven successive one-year periods. During the term of each Charter (including any extension thereof) the Charterer is obligated to pay (i) the Base Rate, which is charterhire at a fixed minimum daily rate of $13,500 per Vessel per day (T/C equivalent of $22,000 per day), payable quarterly in advance and (ii) Additional Hire, to the extent spot charter rates exceed certain levels, payable quarterly in arrears, from January 1998. The amount of Additional Hire for each quarter, if any, will be determined by the Brokers Panel.

     On January 2, 2002 the Company received $3,645,000 in Base Hire from the Charterer for the period from January 1 to March 31, 2002. In April 2002 the Broker Panel determined that there would be no Additional Hire for the period January 1 to March 31, 2002.

     On April 2, 2002 the Company received $3,685,500 in Base Hire from the Charterer for the period from April 1 to June 30, 2002. In July 2002 the Broker Panel determined that there would be no Additional Hire for the period April 1 to June 30, 2002.

     On July 1, 2002 the Company received $3,726,000 in Base Hire from the Charterer for the period from July 1 to September 30, 2002. In October 2002 the Broker Panel determined that there would be no Additional Hire for the period July 1 to September 30, 2002.

     On October 1, 2002 the Company received $3,726,000 in Base Hire from the Charterer for the period from October 1 to December 31, 2002.

Results of Operations - 3rd quarter 2002
----------------------------------------

     The Company's revenues from the Charter Hire for the period July 1 to September 30, 2002 derived from the Base Hire of $3,726,000 ($13,500 per day per Vessel).

     Net costs during the Report Period were $1,852,859 of which three months depreciation of the Vessels constitutes $1,707,760.

     Net profit during the Report Period was $1,433,735.

Liquidity and Capital Resources
-------------------------------

     Total Assets of the Company at September 30, 2002 were $136,851,791 compared to $142,658,488 at December 31, 2001. Cash held at September 30, 2002 was $191,491.

     The Company's only source of income is from the contract with BP Shipping. The contracts for the NAT vessels are drawn up in a way that secures income 365 days a year for the vessels and no off-hire. The contracts with BP Shipping commenced on October 1, 1997 and run for a minimum of 7 years and a maximum of 14 years if all options are declared. The contracts are guaranteed by BP Amoco p.l.c.

     The Company's dividend policy is to pay to its shareholders dividends that are substantially equal to the amounts received by it under the Charters, less fixed administrative and interest expenses.

Dividend Payment
----------------

     Based on the minimum Base Hire for the 1st quarter of 2002, from January 1 to March 31 and additional hire for the 4th quarter of 2001, the Board of Directors declared in January 2002 a Dividend of $3,494,378 or $0.36 per Common Share. The dividend was paid to Shareholders in February 2002.

     Based on the minimum Base Hire for the 2nd quarter of 2002, from April 1 to June 30, the Board of Directors declared in April 2002 a Dividend of $3,300,246 or $0.34 per Common Share. The dividend was paid to Shareholders in May 2002.

     Based on the minimum Base Hire for the 3rd quarter of 2002, from July 1 to September 30, the Board of Directors declared in July 2002 a Dividend of $3,203,180 or $0.33 per Common Share to be paid to Shareholders in August 2002.

     Based on the minimum Base Hire for the 4th quarter of 2002, from October 1 to December 31, the Board of Directors declared in October 2002 a Dividend of $3,106,114 or $0.32 per Common Share to be paid to Shareholders in November 2002.

     The table below illustrates the historical development of the Dividend per Common Share:

 Period        1997   1998    1999   2000    2001     2002
 ------        ----   ----    ----   ----    ----     ----

 1st Quarter          0.40    0.32   0.34    1.41     0.36
 2nd Quarter          0.41    0.32   0.45    1.19     0.34
 3rd Quarter          0.32    0.35   0.67    0.72     0.33
 4th Quarter   0.30   0.30    0.36   1.10    0.55     0.32
 -----------   ----   ----    ----   ----    ----     ----

 Total USD     0.30   1.43    1.35   2.56    3.87     1.35
 ---------     ----   ----    ----   ----    ----     ----

Receipt of Claim from Norwegian Tax Assessment Board
----------------------------------------------------

     In September 2002, the Company received a letter from the Tax Assessment Board of the Norwegian Central Tax Office for Large Corporations, (the "Tax Board"), stating that the Tax Board had determined that the Company is subject to Norwegian income taxation for the years 1995 through 2000. The Company believes that the Tax Board's determination is without merit and erroneous and intends to contest the assessment vigorously.

     While the Company believes that it would have no taxable income even if it were subject to Norwegian tax for the years 1995 through 2000, the Company believes that it would have taxable income for 2001 and 2002 if the Norwegian tax authorities were successfully to assert a similar claim for those years.

     The Company has been advised that the decision of the Tax Board may be appealed to the Norwegian Tax Assessment Appeal Board (the "Appeal Board"). The Company has been advised that a decision from the Appeal Board may be expected during the second or third quarter of 2003. If the Appeal Board should decide in favor of the Tax Board, the Company may make further appeals to the Norwegian Court of Justice, which has three levels. The Norwegian tax authorities may appeal a decision in favor of the Company to the County Tax Appeal Board.

     The Company's belief that the Tax Board's determination is without merit and erroneous is based, in part, on an opinion that the Company received from Norwegian counsel in connection with the Company's warrants offering in 1995, as described in the Company's offering prospectus. The Company cannot assure investors of a successful appeal of the Tax Board's determination. Any outcome that results in the payment of tax would reduce the cash that the Company has available for distribution to its shareholders under its current distribution policy.

Controls and procedures
-----------------------

     Within 90 days prior to the date of this report, the Company's Chairman and Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the Company's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rule 13a-14(c)). Based on that evaluation, these officers have concluded that as of the evaluation date, the Company's disclosure controls and procedures were adequate and designed to assure that material information relating to the Company would be made known to them by others within the Company.

     There were no significant changes in the Company's internal controls, or to the Company's knowledge, in other factors that could significantly affect the Company's disclosure controls and procedures subsequent to the evaluation date.

NORDIC AMERICAN TANKER SHIPPING LTD. (NAT)


INCOME STATEMENT INFORMATION
All figures in USD

                            1/1 - 9/30        1/1 - 9/30        3rd Qtr.           3rd Qtr.          All
                            2002              2001              2002               2001              2001
                            ----              ----              ----               ----              ----
Revenue                      11,056,500        24,463,388         3,726,000         5,566,283        28,359,568
Ship Broker Commissions       (138,206)         (138,207)          (46,575)          (46,576)         (184,781)
Management Fee Expense        (187,500)         (187,500)          (62,500)          (62,500)         (250,000)
Insurance Expense              (63,000)          (52,499)          (21,000)          (17,501)          (72,333)
Other Expenses                 (33,381)          (28,772)          (15,024)           (4,779)          (31,406)
Depreciation                (5,123,280)       (5,123,280)       (1,707,760)       (1,707,760)       (6,831,040)
                            -----------       -----------       -----------       -----------       -----------
Net Operating Income          5,511,133        18,933,130         1,873,141         3,727,167        20,990,008


Financial Income                 16,836           175,500             5,368            30,632           189,244
Financial Expenses          (1,327,121)       (1,335,415)         (444,773)         (448,364)       (1,793,776)
                            -----------       -----------         ---------         ---------       -----------
Net Financial Items         (1,310,285)       (1,159,915)         (439,406)         (417,732)       (1,604,532)


Net Profit                    4,200,848        17,773,215         1,433,735         3,309,435        19,385,476
                              ---------        ----------         ---------         ---------        ----------

Earnings per Share                0.43              1.83              0.15              0.34              2.00
Cash Flow per Share               0.96              2.36              0.32              0.52              2.70


BALANCE SHEET INFORMATION

All figures in USD

                                       Sep. 30           Dec. 31
                                          2002              2001
                                          ----              ----

ASSETS
   Vessels                         136,620,725       141,744,005
   Prepaid Finance charges              32,575            43,435
   Prepaid insurance                     7,000            70,000
   Accounts receivables                      0           170,180
   Cash and cash on deposit            191,491           630,868
                                   ------------      -----------
   Total Assets                    136,851,791       142,658,488
   ------------                    -----------       -----------


LIABILITIES
   Other Shareholder Equity        106,725,725       112,522,756
SHAREHOLDER'S EQUITY
   9,706,606 Common Shares,             97,066            97,066
   par value $.01 per share,
   outstanding 50 million
   authorized

Other Comprehensive Income          (2,019,000)        (778,000)

   Long Term Debt                   30,000,000        30,000,000
   Accounts Payable                          0                 0
   Accrued Expenses                  2,019,000           778,000
   Accrued Interest                     29,000            38,666
   ----------------                ------------      -----------
   Total liabilities & equity      136,851,791       142,658,488
                                    -----------      -----------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)




Dated:  November 8, 2002                       By:/s/ Herbjorn Hansson
                                                  ----------------------------
                                                      Herbjorn Hansson
                                                      President and
                                                      Chief Executive Officer




01318.0002 #340500